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                               August 30, 2023

       Rebecca J. Garbrick
       Chief Financial Officer
       Forward Air Corporation
       1915 Snapps Ferry Road, Building N
       Greeneville, TN 37745

                                                        Re: Forward Air
Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 000-22490

       Dear Rebecca J. Garbrick:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Signatures, page 77

   1. We note that your annual report has been signed by your principal executive officer, principal financial
officer, and twelve directors.

                                                        Please address the
requirement in General Instruction (D)(2) to Form 10-K, which also requires the signature
of your controller or principal accounting officer, and if applicable that any person who
occupies more than one of the specified positions to indicate each capacity in which he or
she has signed the report.

                                                        Please identify the
person that either has or would be signing the report in their capacity as your controller or
principal accounting officer.
 Rebecca J. Garbrick
Forward Air Corporation
August 30, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Mark
Wojciechowski, Staff Accountant, at (202) 551-3759 with any questions.



FirstName LastNameRebecca J. Garbrick                     Sincerely,
Comapany NameForward Air Corporation
                                                          Division of
Corporation Finance
August 30, 2023 Page 2                                    Office of Energy &
Transportation
FirstName LastName